Filed by First Interstate BancSystem, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Great Western Bancorp, Inc.

Commission File No. 001-36688

Date: September 16, 2021

Overview:

Q: What is happening?

A: On September 15, 2021, First Interstate signed an agreement to partner with Great Western Bank (GWB), headquartered in Sioux Falls, South Dakota.

Q: Why was this decision made?

A: Our biggest consideration in entering this partnership was the aligned cultural and business philosophies of both companies. In addition, the complementary locations of GWB to our existing First Interstate footprint offer a tremendous opportunity to grow and better serve our clients and communities.

Like First Interstate, GWB has a proud history of delivering quality, competitive financial services to clients and of making a positive difference in their communities. It is this shared culture and community banking philosophy that makes the blending of our companies such a good thing.

Q: When will the transaction close?

A: Pending regulatory and shareholder approvals, the transaction is expected to close during the first calendar quarter of 2022 and the conversion of GWB branches to First Interstate Bank is expected to take place during the second calendar quarter of 2022.

Q: Why is this a good thing for First Interstate?

A: We are excited about joining forces with GWB to expand First Interstate’s footprint and feel this partnership will benefit both companies’ stakeholders by:

•	Providing growth and internal mobility opportunities for employees;

•	Offering clients additional locations, new products and services, and more people with whom to do business;

•	Expanding the positive impact we can have in our communities; and

•	Providing additional returns for shareholders.

Q: Will GWB’s name change to First Interstate Bank?

A: Yes, GWB will eventually operate under the First Interstate Bank name. We anticipate this will happen during the second calendar quarter of 2022 when the full conversion takes place.

Employees:

Q: How does this news impact First Interstate employees?

A: We see this news as an amazing opportunity for employees to advance in their roles or take on new responsibilities, perhaps even in a different part of the country. At this time, we ask that you take care not to make assumptions or speculate on what may or may not happen as a result of this partnership. Please give this process the time it needs to work effectively and know that connecting with all individuals regarding their teams in the coming months is a priority for us.

Q: How does this news impact GWB employees?

A: Right now, there are no changes for GWB employees. It is “business as usual” until the completion of the transaction, anticipated to occur in the first calendar quarter of 2022. We will work closely with GWB to ensure this has as little negative impact on employees as possible. We anticipate we will retain the majority of GWB employees within the combined company.

Q: Will any branches be closed because of this partnership?

A: This partnership will significantly increase the size of our Bank, and there is very little overlap in branch locations. At conversion, we anticipate First Interstate will operate over 300 branch locations across 14 states. As always, we will carefully consider the business needs of the combined company to ensure we have the right amount of branch locations in facilities that best meet the needs of our employees and clients, as well as our Company’s future aspirations.

Q: Is there anything I can do to help at this time?

A: Yes! We ask you to stay engaged throughout this process. Ask questions as they come up and encourage your team members and colleagues to do the same as opposed to speculating about what may happen. By accepting responsibility to stay informed, you will be able to confidently respond to client questions about this partnership. Clients will form their opinions largely based on how each of us responds to this news. By being positive, we will provide them the reassurance they are seeking that this change is a positive one—and it is! Know that we all take a great deal of pride in First Interstate Bank, and now it is with a strong belief in our Company that we will make it even stronger by adding GWB to the First Interstate family.

Q: Conversions take a lot of employee effort in addition to regular job responsibilities. Will we be increasing staff to help shoulder the workload?

A: Over the past few years, we have effectively laid the groundwork in standardizing our conversion processes, which should significantly reduce much of the burden on our project team. As the Company continues to grow, we continually evaluate each area of the Bank to ensure we are properly staffed to accomplish the tasks at hand. In every conversion we’ve done, we’ve made sure our teams have had the appropriate resources to do the job—and this will be no exception.

Q: I heard Mark Borrecco, GWB’s President/CEO, will be taking over as First Interstate’s Chief Banking Officer. Is this correct?

A: Yes, we are pleased to announce that Mark will join the First Interstate Executive Team as Chief Banking Officer for the combined company. He will work closely with Russ Lee over the coming year to ensure a smooth transition. Russ plans to retire in 2022 after Mark is fully on board.

Communicating with Clients:

Q: What should I say to clients who ask about this?

A: Please express enthusiasm and excitement about our partnership with GWB. First Interstate is a growing company that remains committed to the communities we serve. We’re excited to expand into new communities so we can further demonstrate this dedication.

Q: What should I tell clients if they ask about GWB?

A: GWB, whose holding company is Great Western Bancorp, Inc. (NYSE:GWB), is a regional bank with assets totaling approximately $13 billion. Both their company values and their community banking philosophy align with ours. With over 170 locations throughout Arizona, Colorado, Iowa, Kansas, Minnesota, Missouri, Nebraska, North Dakota, and South Dakota, GWB’s footprint nicely complements the Pacific Northwest and Mountain Regions that First Interstate currently serves. Both their market size and the industries they support are very similar to our existing footprint.

Q: What should I tell clients who say we’re getting too big to be a local, community bank?

A: For us, community banking isn’t tied to the size of our organization. It’s about how well we take care of the communities we serve, both through the products and services we provide as well as how we give back through philanthropy and volunteerism. That commitment—one of our core values—doesn’t change simply because our footprint has expanded. Our local bankers are empowered to take care of the places we call home, and we will continue to put our money where our mouth is by annually committing 2% of net income before taxes to charitable giving in the communities we serve—including our eight new states.

In fact, our commitment to community is so ingrained in who we are that the Bank has chosen to make gift of over $20 million to the First Interstate BancSystem Foundation to celebrate this milestone moment for our Company. These funds will ensure that our passion for giving back to the places we call home not only continues in our existing communities but extends into our new communities in meaningful and relevant ways.

Communicating with the Media:

Q: What should I do if I get a call from the media?

A: Only those officially designated as Authorized Spokespersons are permitted to speak on behalf of First Interstate and GWB. All media inquiries must be referred to the First Interstate Marketing & Communications Department.

Media inquiries can be referred to:

•	Sara Becker, Director of Marketing/Communications, at 406-255-5314 or sara.becker@fib.com

•	Brittany Cremer, PR/Communications Manager at 406-255-5310 or brittany.cremer@fib.com

Communicating with Shareholders:

Q: What should I do if I get a call from a shareholder?

A: Please direct all shareholder inquires and comments to Deputy CFO, John Stewart, at 406-255-5311 or john.stewart@fib.com.

Cautionary Note Regarding Forward Looking Statements

This presentation contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, which involve inherent risks and uncertainties. Any statements about First Interstate BancSystem, Inc.’s (“FIBK”), Great Western Bancorp, Inc.’s (“GWB”) or the combined company’s plans, objectives, expectations, strategies, beliefs, or future performance or events constitute forward-looking statements. Such statements are identified as those that include words or phrases such as “believes,” “expects,” “anticipates,” “plans,” “trend,” “objective,” “continue,” or similar expressions or future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “may,” or similar expressions. Forward-looking statements involve known and unknown risks, uncertainties, assumptions, estimates, and other important factors that change over time and could cause actual results to differ materially from any results, performance, or events expressed or implied by such forward-looking statements. Such forward-looking statements include but are not limited to statements about the benefits of the business combination transaction between FIBK and GWB (the “Transaction”), including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts.

These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those projected. In addition to factors previously disclosed in FIBK’s and GWB’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”) and those identified elsewhere in this document, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the occurrence of any event, change, or other circumstance that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between FIBK and GWB; the outcome of any legal proceedings that may be instituted against FIBK or GWB; the possibility that the Transaction does not close when expected or at all because required regulatory, shareholder, or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Transaction); the risk that the benefits from the Transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which FIBK and GWB operate; the ability to promptly and effectively integrate the businesses of FIBK and GWB; the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; reputational risk and potential adverse reactions of FIBK’s or GWB’s customers, employees or other business partners, including those resulting from the announcement or completion of the Transaction; the dilution caused by FIBK’s issuance of additional shares of its capital stock in connection with the Transaction; the diversion of management’s attention and time from ongoing business operations and opportunities on merger-related matters; and the impact of the global COVID-19 pandemic on FIBK’s or GWB’s businesses, the ability to complete the Transaction or any of the other foregoing risks.

These factors are not necessarily all of the factors that could cause FIBK’s, GWB’s or the combined company’s actual results, performance, or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other unknown or unpredictable factors also could harm FIBK’s, GWB’s or the combined company’s results.

All forward-looking statements attributable to FIBK, GWB, or the combined company, or persons acting on FIBK’s or GWB’s behalf, are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date they are made and FIBK and GWB do not undertake or assume any obligation to update publicly any of these statements to reflect actual results, new information or future events, changes in assumptions, or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If FIBK or GWB update one or more forward-looking statements, no inference should be drawn that FIBK or GWB will make additional updates with respect to those or other forward-looking statements. Further information regarding FIBK, GWB and factors which could affect the forward-looking statements contained herein can be found in FIBK’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, its Quarterly Reports on Form 10-Q for the three-month periods ended March 31, 2021 and June 30, 2021, and its other filings with the SEC, and in GWB’s Annual Report on Form 10-K for the fiscal year ended September 30, 2020, its Quarterly Reports on Form 10-Q for the three-month periods ended December 31, 2020, March 31, 2021 and June 30, 2021, and its other filings with the SEC.

Additional Information about the Transaction and Where to Find It

This communication is being made with respect to the proposed transaction involving FIBK and GWB. This material is not a solicitation of any vote or approval of GWB stockholders and is not a substitute for the proxy statement/prospectus or any other documents that GWB may send to stockholders in connection with the proposed merger. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities.

In connection with the Transaction, FIBK will file with the SEC a Registration Statement on Form S-4 to register the shares of FIBK capital stock to be issued in connection with the Transaction. The Registration Statement will include a joint proxy statement of FIBK and GWB that also constitutes a prospectus of FIBK. The definitive joint proxy statement/prospectus will be sent to the shareholders of FIBK and stockholders of GWB seeking their approval of the Transaction and other related matters.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING FIBK, GWB, THE TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by FIBK or GWB through the website maintained by the SEC at http://www.sec.gov or from FIBK at its website, www.fibk.com, or from GWB at its website, www.greatwesternbank.com. Documents filed with the SEC by FIBK will be available free of charge by accessing the “SEC Filings” page of FIBK’s website at www.fibk.com/sec-filings, or alternatively by directing a request by mail or telephone to First Interstate BancSystem, Inc., 401 N. 31st Street, Billings, Montana, 59116, Attention: John Stewart, Deputy Chief Financial Officer, telephone: 406-255-5311, and documents filed with the SEC by GWB will be available free of charge by accessing GWB’s website at www.greatwesternbank.com under the tab “Investor Relations” and then under the heading “Financial Info – Documents” or, alternatively, by directing a request by telephone or mail to Great Western Bancorp Inc., 225 South Main Avenue, Sioux Falls, South Dakota 57104, (605) 988-9253.

FIBK, GWB, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of FIBK and stockholders of GWB in connection with the Transaction under the rules of the SEC. Information about the interests of the directors and executive officers of FIBK and GWB and other persons who may be deemed to be participants in the solicitation of shareholders of FIBK and stockholders of GWB in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus related to the Transaction, which will be filed with the SEC. Additional information about FIBK, the directors and executive officers of FIBK and their ownership of FIBK common stock is also set forth in the definitive proxy statement for FIBK’s 2021 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on April 14, 2021, and other documents subsequently filed by FIBK with the SEC. Additional information about GWB, the directors and executive officers of GWB and their ownership of GWB common stock can also be found in GWB’s definitive proxy statement in connection with its 2021 Annual Meeting of Stockholders, as filed with the SEC on December 23, 2020, and other documents subsequently filed by GWB with the SEC. Free copies of these documents may be obtained as described above.

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